

NOTICE OF EXTRAORDINARY GENERAL MEETING
IN
IDEX BIOMETRICS ASA

An Extraordinary General Meeting of IDEX Biometrics ASA ("the Company") will take place:

16 June 2023 at 10:00 hours CET

At the date of the instant notice the Company's resolved share capital amounts to NOK 192,880,861.80 divided into 1,285,872,412 shares with par value per share of NOK 0.15. Each share gives the right to one vote at the Extraordinary General Meeting. At the date of the instant notice, the Company does not hold any of its own shares. The Company's registered Articles of Association is available at www.idexbiometrics.com.

The Board has determined that the Extraordinary General Meeting will be held as an electronic meeting, whereby the shareholders can participate electronically by following the Extraordinary General Meeting through a live audiocast, submit questions in writing during the Extraordinary General Meeting and exercise voting rights through the electronic system. See the enclosed briefing for further information on how to participate online at the Extraordinary General Meeting.

If you wish to participate at the Extraordinary General Meeting, we ask that you submit the enclosed Notice of Attendance/Power of Attorney form to: DNB Bank ASA, Verdipapirtjenester, to arrive no later than 14 June 2023 at 12.00 hours CET. The Notice of Attendance/Power of Attorney form provides more information about attendance, voting etc. According to the Company's Articles of Association, shareholders who have not timely given such Notice of Attendance may be barred from participating at the Extraordinary General Meeting.

When participating electronically, you will need to log in to the electronic meeting before the Extraordinary General Meeting opens in order to attend and vote at the Extraordinary General Meeting.

The Board invites the shareholders to submit questions to the Board in advance, and to exercise their voting rights by submitting Power of Attorney forms with voting instructions prior to the Extraordinary General Meeting.

Each shareholder may be accompanied by one adviser and the adviser may submit questions on behalf of the shareholder at the Extraordinary General Meeting. Furthermore, shareholders have the right to request information from the board members and the managing director in accordance with Section 5-15 of the Norwegian Public Limited Companies Act ("PLCA").

The instant notice with attachments and other documents related to the Extraordinary General Meeting are available at the Company's website www.idexbiometrics.com or can be requested from the Company at no charge from ir@idexbiometrics.com.

The Extraordinary General Meeting will consider and resolve the following matters. For the avoidance of doubt, it is noted that any shareholder has the right to put forward alternative resolutions on the various agenda items.

1. **Registration of participating shareholders; election of a person to chair the Meeting and a person to cosign the minutes**

Board member of the Company, Morten Opstad, will open the Extraordinary General Meeting pursuant to an authorization from the Board. The Board proposes that Morten Opstad shall be elected to chair the Extraordinary General Meeting.

2. **Approval of the notice and the agenda of the Meeting**

The Board proposes that the notice and agenda are approved.

3. **Private Placement; Issuance of Tranche 2 Shares and amendment of articles of association**

Reference is made to the Company's announcement at Oslo Børs NewsWeb on 24 May 2023 regarding the private placement of 147,058,824 new shares at a subscription price of NOK 0.85 per share with gross proceeds amounting to approximately NOK 125 million (the "**Private Placement**"). The Company has retained Arctic Securities AS and ABG Sundal Collier ASA (together the "**Managers**") as managers in respect of the Private Placement.

The Board of Directors was granted a board authorization from the 23 May 2023 Annual General Meeting to issue shares in connection with private placements with a maximum total nominal value of NOK 17,534,623.80, representing 116,897,492 shares. As the authorization could not cover the entire Private Placement, the Private Placement has been structured as follows:

The Private Placement is divided into:

    i)   one tranche consisting of 116,897,492 new shares ("**Tranche 1**" and the new shares issued thereunder the "**Tranche 1 Shares**"); and

    ii)   one tranche consisting of 30,161,332 new shares ("**Tranche 2**" and the new shares issued thereunder the "**Tranche 2 Shares**").

The Tranche 1 Shares were resolved issued by the Board of Directors on 24 May 2023 pursuant to the board authorization to issue shares given by the 23 May 2023 Annual General Meeting.

The Board has considered the Private Placement in light of the equal treatment obligations under the Norwegian Public Limited Companies Act, the Norwegian Securities Trading Act, the rules on equal treatment under Oslo Rule Book II for companies listed on Oslo Børs and Oslo Børs' Guidelines on the rule of equal treatment, and deems that the proposed Private Placement is in compliance with these requirements. The Board holds the view that it has been in the common interest of the Company and its shareholders to raise equity through a private placement, in view of the current market conditions and the funding alternatives currently available to the Company. By structuring the equity raise as a private placement, the Company has been able to raise equity efficiently, with a 6.3 percent discount to the closing price on Oslo Børs on 24 May 2023, and at a lower cost and with significantly lower risk than in a rights issue. The Board has on this basis resolved not to conduct a subsequent repair offering directed towards shareholders who did not participate in the Private Placement.

Tranche 2 of the Private Placement remains subject to approval by the Extraordinary General Meeting, and any deviation from preferential rights rights in respect of Tranche 2 would thus require the approval by the Extraordinary General Meeting.

A listing prospectus would need to be approved by the Norwegian Financial Supervisory Authority, and subsequently published, prior to the listing of more than 83,198,808 new shares on Oslo Børs (including the Tranche 1 Shares).

Other than the Private Placement, there are no events of significant importance to the Company which have occurred after the last balance sheet date.

The last annual financial statements, annual report and auditor's report is available at the Company's office and on www.idexbiometrics.com for inspection.

Further to the foregoing, the Board of Directors proposes that the Extraordinary General Meeting passes the following resolution:

> *It is resolved that the Company's share capital is increased with NOK 4,524,199.80 from NOK 192,880,861.80 to NOK 197,405,061.60 by issuance of 30,161,332 new shares, each having a par value of NOK 0.15, in a private placement of shares for a subscription price per share of NOK 0.85. The total subscription amount is NOK 25,637,132.20, of which NOK 4,524,199.80 is share capital and NOK 21,112,932.40 is share premium. The new shares shall be subscribed for in equal parts by Arctic Securities AS and ABG Sundal Collier ASA for redelivery of shares borrowed by such managers in connection with the private placement pursuant to a share lending agreement dated 24 May 2023. The existing shareholders' preferential right is deviated from. Subscription for the new shares shall be made on a separate subscription form. The subscription shall be made no later than 20 June 2023 (or such later date as determined by the Board, but no later than 27 June 2023). The subscription price shall be paid within 20 June 2023 to a bank account specified by the Company in writing (or such later date as determined by the Board, but no later than 27 June 2023). The new shares shall carry shareholder rights, including right to dividends or other distributions that are declared, from registration of the share capital increase in the Norwegian Register of Business Enterprises. The estimated costs related to the private placement, both Tranche 1 and Tranche 2, are approximately NOK 6.8 million, which includes fees to the Managers and the legal advisors assisting on the placement, and preparation of a prospectus.*

By reason of the proposed share issue in section 3, the Board of Directors proposes that Section 5 of the Company's Articles of Association is amended to read:

> *"The Company's share capital is NOK 197,405,061.60 divided into 1,316,033,744 shares each with a nominal value of NOK 0.15 per share and issued in name."*

4.   Renewal of the Board authorization to increase the Company's share capital by issuance of new shares

The Board proposes to renew the Board authorization granted by the Annual General Meeting on 23 May 2023 which allows the Board to issue new shares in connection with private placements and / or rights issues, as the issuance of the Tranche 1 Shares according to Board resolution on 24 May 2023 utilized the full scope of said Board authorization.

Generally, as the Company is working to further develop its business operations, it may be necessary that the Board is able to commit transactions on a short notice. The required 21-days' notice for a general meeting may delay this process.

The Board proposes that the board authorizations shall be maximized individually and collectively to a total nominal value of NOK 19,740,506.16, representing 10 per cent of the share capital of the Company following the completion of the Private Placement (including the share capital increase in connection with Tranche 2 of the Private Placement in accordance with section 3).

The Board proposes that the authorizations shall expire at the time when a replacing authorization has been registered in the Norwegian Register of Business Enterprises, however no later than 30 June 2024.

By reason of the above, the Board proposes the adoption of the following separate authorizations to the Board to issue shares:

(a) Board authorization to issue shares in private placements

1. *The Board of Directors of IDEX Biometrics ASA ("the Company") is authorized to accomplish one or more share capital increases by issuing new shares. The total amount by which the share capital may be increased is NOK 19,740,506.16 (representing 10 per cent of the resolved share capital of the Company following registration of Tranche 1 as announced on Oslo Børs on 24 May 2023 and approval of Tranche 2 of the Private Placement); provided, however, that under no circumstances shall the number of shares that may be issued by the Board collectively under this section 4 exceed 10% of the registered share capital in the Company at the time the authorization is used. Any previous authorizations given to the Board to issue shares shall be, and hereby are, withdrawn with effect from the date this authorization is registered in the Register of Business Enterprises (not including, for the avoidance of doubt, the other authorization contained in this agenda item 4, items 7 and 9 in the minutes from the 2023 Annual General Meeting, and the item 7.1 in the minutes from the 2022 Annual General Meeting).*

2. *The authorization may be used in connection with private placements and share issues to suitable investors (may be existing and/or new shareholders, hereunder employees in the Company) in order to raise additional capital for the Company. The authorization does not comprise share capital increases in connection with mergers, cf. Section 13-5 of the PLCA.*

3. *In the event the Company's share capital or nominal value per share is changed by way of a capitalization issue, stock split, stock consolidation, share capital reduction by way of reduction of the par value etc., the maximum nominal value of the shares that may be issued under this authorization shall be adjusted accordingly.*

4. *Existing shareholders are waiving their pre-emptive right to subscribe for shares according to the PLCA in the event of a share capital increase as authorized herein.*

5. *The Board is authorized to decide upon the subscription terms, including issue price, date of payment and the subscribers' right to sell shares to others.*

6. *Payment of share capital in connection with a share capital increase authorized herein may be made by way of non-cash contribution and other special subscription terms, as same are provided in Section 10-2 of the PLCA.*

7. The General Meeting authorizes the Board to amend the Company's Articles of Association concerning the size of the share capital and number of outstanding shares when the instant authorization is used.

8. The authorization shall be valid until a replacing authorization has been registered in the Norwegian Register of Business Enterprises, however no later than 30 June 2024.

9. The new shares, which may be subscribed for according to this authorization, shall have right to dividends declared subsequent to the subscriber having paid the subscription price and the associated share capital increase having been registered in the Register of Business Enterprises. In other respects, the shares shall have shareholder rights from the time of issuance, unless the Board determines otherwise.

10. Shares that are not fully paid cannot be transferred or sold.

(b)   Board authorization to issue shares in rights issues

1. The Board of Directors of IDEX Biometrics ASA ("the Company") is authorized to accomplish one or more share capital increases by issuing new shares. The total amount by which the share capital may be increased is NOK 19,740,506.16 (representing 10 per cent of the resolved share capital of the Company following registration of Tranche 1 as announced on Oslo Børs on 24 May 2023 and approval of Tranche 2 of the Private Placement); provided, however, that under no circumstances shall the number of shares that may be issued by the Board collectively under this section 4 exceed 10% of the registered share capital in the Company at the time the authorization is used. Any previous authorizations given to the Board to issue shares shall be, and hereby are, withdrawn with effect from the date this authorization is registered in the Register of Business Enterprises (not including, for the avoidance of doubt, the other authorization contained in this agenda item 4, items 7 and 9 in the minutes from the 2023 Annual General Meeting, and the item 7.1 in the minutes from the 2022 Annual General Meeting).

2. The instant authorization may be used in connection with rights issue to existing shareholders of the Company in order to raise additional capital for the Company. The authorization does not comprise share capital increases in connection with mergers, cf. Section 13-5 of the PLCA.

3. In the event the Company's share capital or nominal value per share is changed by way of a capitalization issue, stock split, stock consolidation, share capital reduction by way of reduction of the par value etc., the maximum nominal value of the shares that may be issued under this authorization shall be adjusted accordingly.

4. The Board is authorized to decide upon the subscription terms, including issue price, date of payment and the subscribers' right to sell shares to others.

5. Payment of share capital in connection with a share capital increase authorized herein may be made by way of non-cash contribution and other special subscription terms, as same are provided in Section 10-2 of the PLCA.

6. *The General Meeting authorizes the Board to amend the Company's Articles of Association concerning the size of the share capital and number of outstanding shares when the instant authorization is used.*

7. *The authorization shall be valid until a replacing authorization has been registered in the Norwegian Register of Business Enterprises, however no later than 30 June 2024.*

8. *The new shares, which may be subscribed for according to this authorization, shall have right to dividends declared subsequent to the subscriber having paid the subscription price and the associated share capital increase having been registered in the Register of Business Enterprises. In other respects, the shares shall have shareholder rights from the time of issuance, unless the Board determines otherwise.*

9. *Shares that are not fully paid cannot be transferred or sold.*

5. Board election and Board remuneration

Reference is made to the Nomination Committee's proposal to agenda item 10 at the Annual General Meeting on 23 May 2023, wherein the Nomination Committee states that it is in the process of recruiting another new canditiate for the Board. The Nomination Committee has put forward a request that Board election and any Board remuneration is listed as an agenda item on the Extraordinary General Meeting.

The Nomination Committee's proposal will be disclosed in due time and prior to the Extraordinary General Meeting.

***

26 May 2023
IDEX Biometrics ASA

Morten Opstad
Board member by proxy

Ref no: **PIN code:**

Extraordinary General Meeting

16 June 2023 at 10.00 hrs. CET

Registered shareholding as of 26 May 2023: _____

The general meeting is held only as an online meeting, there is no physical attendance option. You may grant proxy with or without voting instructions, see below and overleaf.

Your attendance or proxies must be received by 14 June 2023 at 12.00 hrs (noon) CET.

Registration of online attendance
Shareholders who wish to attend are requested to register by 14 June 2023 at 12.00 hrs CET.
Registration at the company's website www.idexbiometrics.com/investors/general-meetings or through VPS Investor Services.
If you are unable to register electronically, you may send this form by e-mail to genf@dnb.no, or by post to DNB Bank ASA, Registrars Department, P.O.Box 1600 Sentrum, NO-0021 Oslo, Norway.

Please refer to the enclosed Lumi guide on how to attend on line. You must be logged in before the meeting starts. If you are not logged in before the general meeting starts, you will not be able to vote. Log in opens one hour before the meeting starts.
Please log in at https://dnb.lumiagm.com/131102983

If you grant proxy but wish to attend online, we ask that you log on as a guest. Please refer to the Lumi guide.

Reference number and PIN
Reference number and PIN are printed above and are also available in VPS Investor Services (Corporate Actions – General Meeting – click IDEX's ISIN NO 000 30 7060). Investor Services can be accessed either through www.euronextvps.no/ or your account operator. You can also obtain your reference number and PIN code by contacting DNB Bank Registrar's Dept by phone +47 2326 8020 or by e-mail genf@dnb.no.

Proxy without voting instructions   **Ref no:**   **PIN code:**

This proxy form is to be used for granting proxy without voting instructions. To grant a proxy with voting instructions, please use page 2.

The proxy form must be received by DNB Bank ASA, Registrar's Dept no later than 14 June 2023 at 12.00 hrs CET.
The proxy may be sent electronically at https://www.idexbiometrics.com/investors/general-meetings/ or through VPS Investor Services. The proxy form may also be sent by e-mail to genf@dnb.no, or post to DNB Bank ASA, Registrar's Department, P.O.Box 1600 Sentrum, NO-0021 Oslo, Norway. Fax is not available.

The undersigned: _____ hereby grants (tick one of the two):

☐   the Chair of the Board (or a person authorised by the Board), or

☐   _____
      (Name of proxy holder in capital letters)
proxy to attend and vote for my/our shares at the extraordinary general meeting on 16 June 2023.

Place   Date   Shareholder's signature
                                          (Signature only when granting a proxy)

Proxy with voting instructions   **Ref no:**   **PIN code:**

This proxy form is to be used for a proxy with voting instructions. You may grant a proxy with voting instructions directly to your proxy holder, or you may send this proxy form without naming the proxy holder. In the latter case the proxy will be deemed to have been given to the Chair of the Board of Directors or a person authorised by the Board of Directors. The proxy must be dated and signed.

The proxy form must be received by DNB Bank ASA, Registrar's Dept. no later than 14 June 2023 at 12.00 hrs. CET.
It may be sent by e-mail to genf@dnb.no, or by post to DNB Bank ASA, Registrar's Department,
P.O.Box 1600 Sentrum, 0021 Oslo, Norway. Fax is not available.

The undersigned: **_____**
hereby grants the Chair of the Board or a person authorised by the Board proxy to attend and vote for my/our shares at the **extraordinary general meeting on 16 June 2022**.

The votes shall be cast in accordance with the instructions below. Please note that if any items below are not not ticked off, this will be deemed to be an instruction to vote "for" the proposals in the notice. However, if any motions are made from the floor in addition to or in replacement of the proposals in the notice, the proxy holder may vote at his or her discretion. In such case, the proxy holder will vote on the basis of his or her reasonable understanding of the instruction. The same applies if there is any doubt as to how the instructions should be understood. Where no reasonable interpretation is possible, the proxy holder may abstain from voting.

Items	For	Against	Abstain
1. Election of a person to chair the meeting and a person to co-sign the minutes	☐	☐	☐
2. Approval of the notice and agenda of the meeting	☐	☐	☐
3. Private Placement; Issuance of Tranche 2 Shares and amendment of articles of association	☐	☐	☐
4 (a) Renewal of board authorization to issue shares in private placements	☐	☐	☐
4 (b) Renewal of oard authorization to issue shares in rights issues	☐	☐	☐
5.1 Election of board members as proposed by the nom.com	☐	☐	☐
5.2 Board remuneration as proposed by the nom.com	☐	☐	☐

Place   Date   Shareholder's signature
(Signature only when granting a proxy)

GUIDE FOR ONLINE PARTICIPATION AT IDEX BIOMETRICS ASA EXTRAORIDNARY GENERAL MEETING 16 JUNE 2023 AT 10.00 CET

IDEX Biometrics ASA will hold the general meeting as an online meeting, where you may attend by using your PC, smartphone or tablet.

You may also give a proxy with or without voting instructions in advance of the meeting. See the notice for further details on how to authorize a proxy. If you give a proxy, you can still log on to the general meeting to follow the proceedings and ask questions, but you will not have the opportunity to vote on the items.

By participating online, shareholders will receive a live webcast from the general meeting, submit questions in writing, and vote on each of the items. Secure identification of shareholders is done by using the unique reference number and PIN code assigned to each shareholder by the Norwegian Central Securities Depository (Euronext VPS) for the purposes of this general meeting.

Shareholders **must be logged in before the general meeting starts.**
Log ins after the meeting has started will have access, but with no voting rights.

Shareholders who do not find the reference number and PIN code for access or have other technical questions are welcome to call DNB Registrars Department on phone + 47 23 26 80 20 (between 08:00 and 15:30 CET).

HOW TO ACCESS THE ONLINE GENERAL MEETING

To attend online, you must go to the following website: https://web.lumiagm.com on your smartphone, tablet or PC. All major known browsers, such as Chrome, Safari, Edge and Firefox are supported.

enter Meeting ID: **131 102 983** and click **Join**

You will be prompted to select either of



If you are a shareholder, choose Shareholder Ref.nr & PIN. You must identify yourself by.

a) Ref. number from VPS for the general meeting

b) PIN code from VPS for general meeting

If you are a guest, you will need to state your name and e-mail. You will not have voting rights or pose questions.

You can log in only on the day of the meeting, and not earlier than one hour before the general meeting starts.

Once you have logged in, you will be taken to the information page for the general meeting. Here you will find information from the company, and how the system works. **Note that you must have internet connection throughout the meeting. If you for some reason log off, just log in again following the steps above.**

HOW TO OBTAIN YOUR REFERENCE NUMBER AND PIN CODE

All shareholders registered in the VPS are assigned their own unique reference and PIN code for use in the general meeting, available to each shareholder through VPS Investor Services. Access VPS Investor Services, select Corporate Actions, General Meeting. Click on the ISIN and you can see your reference number (Ref.nr.) and PIN code.

All VPS directly registered shareholders have access to investor services either via https://www.euronextvps.no or internet bank. Contact your VPS account operator if you do not have access.

Shareholders who have not selected electronic corporate messages in Investor Services will also receive their reference number and PIN code by post on the registration form with the notice of the general meeting from the company.

Custodian registered shares: Shares held in custodian (nominee) accounts must be transferred to a separate VPS account registered in the name of the shareholder to have voting rights on the general meeting. Once shares are transferred to the separate VPS account, a reference number and PIN code are assigned to this account. Please contact your custodian for further information.

HOW TO VOTE





VOTING

O2-UK
15:54
33%
Poll Open
Split Voting
2. Valg av møteleder og person til å medundertegne protokollen / Election of person to chair the meeting and election of a person to co-sign the minutes together with the chair
Select a choice to send.
For / For
Mot / Against
Avstår / Abstain
Cancel

When items are available for voting, you can vote on all items as quickly as you wish. Items are closed for voting when the general meeting concludes the voting on them. Items will be pushed to your screen when the voting starts. Click on the voting icon to return to the voting screen.

To vote, press your choice on each of the issues. FOR, AGAINST or ABSTAIN. Once you have cast your vote, you will see that your choice is marked. You also get a choice where you can vote jointly on all items. If you use this option, you can still override the choice on items one by one.

To change your vote, click on another option. You can also choose to cancel. You can change or cancel your vote until the chair of the meeting concludes the voting on the individual items. Your last choice will be valid.

NB: Logged in shareholders who have given proxy will not be able to vote but can follow the meeting on line and submit questions.

QUESTIONS TO THE CHAIRPERSON



MESSAGING

Questions or messages relating to the items on the agenda can be submitted by the shareholder or an appointed proxy at any time during the meeting as long as chair of the meeting leaves this open.

If you would like to see published questions from others or ask a question relating to the items on the agenda, select the messaging icon.

Enter your question in the message box that says "Ask a Question". When you have finished writing your question, click on the submit button.

Questions submitted online will be moderated before displayed to the chair. This is to avoid repetition of questions as well as removal of inappropriate language.

The name, but not shareholding, of shareholders who submit questions will be visible to all attendants.